Exhibit 99.1

Investor News	Fresenius Medical Care AG & Co. KGaA
Investor Relations
Else-Kröner-Str. 1
D-61352 Bad Homburg

Contact:

Oliver Maier
Phone: + 49 6172 609 2601
Fax: + 49 6172 609 2301
E-mail: ir@fmc-ag.com

North America:
Terry L. Morris
Phone: + 1 800 948 2538
Fax: + 1 615 345 5605
E-mail: ir@fmc-ag.com

Internet: www.fmc-ag.com

July 30, 2008

Fresenius Medical Care Confirms Outlook for 2008;
Reports Strong Second Quarter and Half Year Results

Summary Second Quarter 2008:

Net revenue	$2,665 million	+ 11%
Operating income (EBIT)	$429 million	+ 10%
Net income	$211 million	+ 18%
Earnings per share	$0.71	+ 18%

Summary First Half 2008:

Net revenue	$5,177 million	+ 10%
Operating income (EBIT)	$818 million	+ 8%
Net income	$397 million	+ 17%
Earnings per share	$1.34	+ 17%

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Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“the Company”), the world’s largest provider of Dialysis Products and Services, today announced its results for the second quarter and first half of 2008.

Second Quarter 2008:

Revenue

Net revenue for the second quarter of 2008 increased by 11% to $2,665 million (7% at constant currency) compared to the second quarter of 2007.Organic revenue growth worldwide was 7%. Dialysis Services revenue grew by 7% to $1,924 million (5% at constant currency) in the second quarter of 2008. Dialysis Product revenue increased by 22% to $741 million (12% at constant currency) in the same period.

North America revenue increased by 3% to $1,715 million. Organic revenue growth was 4%. Dialysis Services revenue grew by 2% to $1,533 million. Excluding the effects of the divestiture of the perfusion business in spring 2007, Dialysis Services revenue increased by 3%. Average revenue per treatment for the U.S. clinics was unchanged at $327 in the second quarter of 2008 compared to $327 for the same quarter in 2007 and $326 for the first quarter of 2008. The sequential improvement in the revenue per treatment during the second quarter of 2008 compared to the first quarter of 2008 was due to an increase in EPO utilization. The Average Selling Price (ASP) for EPO in the second quarter of 2008 remained approximately 5% less than second quarter of 2007 pricing.Dialysis Product revenue increased by 13% to $182 million. This performance was led by strong sales among the whole product portfolio including the phosphate binding drug PhosLo®.

International revenue was $950 million, an increase of 28% (14% at constant currency) compared to the second quarter of 2007. Organic revenue growth in the International segment was 14%. Dialysis Services revenue reached $391 million, an increase of 32% (19% at constant currency). Dialysis Product revenue rose 25% to $559 million (11% at constant currency), led by strong dialyzer and dialysis machine sales.

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Earnings

Operating income (EBIT) increased by 10% to $429 million compared to $391 million in the second quarter of 2007 resulting in an operating margin of 16.1% compared to 16.3% for the second quarter 2007. This margin decrease mainly reflected the increased expenditures for our research and development activities. The strong underlying business was supported by increased reimbursement rates, dialysis services cost containment and a continued strong performance of renal products including PhosLo®. This was partially offset by a reduction in reimbursement and a lower utilization of EPO as well as start-up of new clinics and increased costs for the anticoagulant drug Heparin due to suspension of production by the principal manufacturer.

Net interest expense for the second quarter of 2008 was $82 million compared to $92 million in the same quarter of 2007. This positive development was mainly attributable to lower average interest rates associated with changes in the financing structure due to the redemption of a portion of the Trust Preferred Securities.

Income tax expense was $129 million for the second quarter of 2008 compared to $113 million in the second quarter of 2007, reflecting effective tax rates of 37.2% and 38.0%, respectively.

Net income for the second quarter 2008 was $211 million, an increase of 18%.

Earnings per share (EPS) for the second quarter of 2008 rose 18% to $0.71 per ordinary share compared to $0.60 for the second quarter of 2007. Earnings per ordinary American Depository Share (ADS) are equivalent as one ADS represents one share as a result of the change in ratio of the Company’s ordinary shares and preference shares to ADSs. The weighted average number of shares outstanding for the second quarter of 2008 was approximately 296.7 million shares compared to 295.4 million shares for the second quarter of 2007. The increase in shares outstanding is due to stock option exercises in 2007 and also in the first half of 2008.

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Cash Flow

In the second quarter of 2008, the Company generated $209 million in cash from operations, representing 8% of revenue. The cash flow generation was impacted by increases in inventory and other working capital.

A total of $179 million was spent for capital expenditures, net of disposals. Free Cash Flow before acquisitions was $30 million compared to $95 million in the second quarter of 2007. A total of $58 million in cash was used for acquisitions, net of divestitures.

First Half of 2008:

Revenue and Earnings

Net revenue was $5,177 million, up 10% from the first half of 2007. At constant currency, net revenue rose 6%. Organic growth was 6% in the first six months of 2008.

Operating income (EBIT) increased by 8% to $818 million compared to $756 million in the first half of 2007, resulting in an operating margin of 15.8% compared to 16.0% for the first half of 2007. This development mainly reflected higher research and development expenses. Reduced reimbursement rates for EPO and lower utilization of EPO as well as start-up cost for new clinics were offset by increases in underlying reimbursement rates, cost containment and contributions from product sales.

Net interest expense for the first six months of 2008 was $165 million compared to $187 million in the same period of 2007. The reduction was mainly due to lower average interest rates associated with changes in our financing structure.

Income tax expense was $243 million in the first half of 2008 compared to $216 million in the same period in 2007, reflecting tax rates of 37.2% and 38.0%, respectively.

For the first half of 2008, net income was $397 million, up 17% from the first half of 2007.

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In the first six months of 2008, Earnings per ordinary share rose 17% to $1.34. The weighted average number of shares outstanding during the first half of 2008 was approximately 296.6 million.

Cash Flow

Cash from operations during the first six months of 2008 was $401 million compared to $508 million for the same period in 2007. Cash Flow generation was impacted by higher DSO and increased inventory partially offset by increased earnings.

A total of $332 million was used for capital expenditures, net of disposals. Free Cash Flow before acquisitions for the first six months of 2008 was $69 million compared to $271 million in same period in 2007. A total of $92 million in cash was used for acquisitions, net of divestitures.

Please refer to the attachments for a complete overview on the second quarter and first half of 2008 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

Patients – Clinics – Treatments

As of June 30, 2008, Fresenius Medical Care treated 179,340 patients worldwide, which represents a 4% increase compared to last year. North America provided dialysis treatments for 123,784 patients, an increase of 3%. Including 32 clinics managed by Fresenius Medical Care North America, the number of patients in North America was 125,559. The International segment served 55,556 patients, an increase of 8% over last year.

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As of June 30, 2008, the Company operated a total of 2,318 clinics worldwide. This is comprised of 1,647 clinics in North America, an increase of 4%, and 671 clinics in the International segment, an increase of 7%.

Fresenius Medical Care delivered approximately 13.6 million dialysis treatments worldwide during the first six months of 2008. This represents an increase of 5% year over year. North America accounted for 9.39 million treatments, an increase of 3%, and the International segment delivered 4.22 million treatments, an increase of 8% over last year.

Employees

As of June 30, 2008, Fresenius Medical Care had 63,197 employees (full-time equivalents) worldwide compared to 61,406 employees at the end of 2007.

Debt/EBITDA Ratio

The ratio of debt to Earnings before Interest, Taxes and Amortization (EBITDA) decreased from 3.03 at the end of the second quarter of 2007 to 2.86 at the end of the second quarter 2008.

Credit Ratings

In March 2008, Standard & Poor’s assigned debt and recovery ratings for Fresenius Medical Care AG & Co. KGaA’s unsecured debt issues. Based on a recovery analysis, the rating of Trust Preferred Securities IV ($225 million) and Trust Preferred Securities V (€300 million) improved to BB from single B+. Additionally the rating of the $500 million Senior Notes due 2017 improved from BB- to BB+. In July 2008, in connection with of Fresenius SE acquisition of APP, Standard & Poor’s revised its outlook from positive to negative. At the same time, all ratings, including the BB long-term corporate ratings, were affirmed.

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In May 2008, Moody’s raised both the corporate and the Debt Instruments’ Rating of Fresenius Medical Care AG & Co. KGaA. The corporate Credit Rating improved from Ba2 to Ba1. The Senior Secured Debt under the $4.6 billion Credit Agreement received a Baa3 Investment Grade Rating. The Rating for the Unsecured $500 million Senior Notes due 2017 was raised from Ba3 to Ba2. The Ratings for the Trust Preferred Securities IV ($225 million) and Trust Preferred Securities V (€300 million) were raised from B1 to Ba3. A stable outlook was assigned to all Ratings.

Outlook for 2008

For the full year of 2008, the Company confirms its outlook and expects to achieve revenue of more than $10.4 billion, an increase of more than 7%.

Net income is projected to be between $805 million and $825 million in 2008, an increase of 12% to 15%.

In addition, the Company expects to spend $650 to $750 million on capital expenditures and $150 to $250 million on acquisitions. The debt/EBITDA ratio is projected to decrease to below 2.8 by the end of 2008.

For 2010, Fresenius Medical Care continues to expect revenue of more than $11.5 billion. Earnings after tax are projected to grow in the low- to mid-teens each year.

Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented:

“We are pleased to report a strong second quarter and first half of the year 2008 in an overall challenging environment. All business segments and regions have contributed to our strong performance. This gives us the opportunity to confirm our guidance for the full year of 2008. In 2008, we have continued to make selective acquisitions, increase our research and development efforts and expand our production capacity. We are pleased with our new pharmaceutical partnership for I.V. Iron as part of our renal pharma initiative. These investments position us to continue to lead the industry in quality and efficiency and with the emerging pay for performance concepts in the service area, Fresenius Medical Care is well prepared for future growth.”

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Conference Call

Fresenius Medical Care will hold a conference call to discuss the results of the second quarter and the first half year of 2008 on Wednesday, July 30, 2008, at 3:30 pm CEDT / 9:30 am EDT. The Company invites investors to view the live webcast of the conference call at the Company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the call.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,600,000 individuals worldwide. Through its network of 2,318 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 179,340 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS/P). For more information about Fresenius Medical Care visit the Company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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Fresenius Medical Care Statement of Earnings	Three Months Ended June 30,			Six Months Ended June 30,

in US-$ thousands, except share and per share data (unaudited)	2008	2007	% Change	2008	2007	% Change

Net revenue
Dialysis Care	1,924,259	1,795,544	7.2%	3,768,546	3,555,898	6.0%
Dialysis Products	741,037	608,669	21.7%	1,408,474	1,168,986	20.5%
Total net revenue	2,665,296	2,404,213	10.9%	5,177,020	4,724,884	9.6%

Cost of revenue	1,741,410	1,566,826	11.1%	3,397,835	3,103,146	9.5%
Gross profit	923,886	837,387	10.3%	1,779,185	1,621,738	9.7%
Selling, general and administrative	474,187	431,772	9.8%	921,697	838,091	10.0%
Research and development	20,654	14,565	41.8%	39,772	27,907	42.5%
Operating income (EBIT)	429,045	391,050	9.7%	817,716	755,740	8.2%

Interest income	(7,419)	(6,761)	9.7%	(12,799)	(10,343)	23.7%
Interest expense	89,561	98,336	-8.9%	177,759	196,829	-9.7%
Interest expense, net	82,142	91,575	-10.3%	164,960	186,486	-11.5%
Earnings before income taxes and minority interest	346,903	299,475	15.8%	652,756	569,254	14.7%
Income tax expense	128,990	113,781	13.4%	243,087	216,347	12.4%
Minority interest	6,825	7,014	-2.7%	12,708	13,949	-8.9%
Net income	211,088	178,680	18.1%	396,961	338,958	17.1%

Operating income (EBIT)	429,045	391,050	9.7%	817,716	755,740	8.2%
Depreciation and amortization	102,238	85,581	19.5%	198,864	170,492	16.6%
EBITDA	531,283	476,631	11.5%	1,016,580	926,232	9.8%

Total bad debt expenses	52,502	50,954		101,648	99,635

Earnings per ordinary share	$0.71	$0.60	17.7%	$1.34	$1.15	16.6%
Earnings per ordinary ADS	$0.71	$0.60	17.7%	$1.34	$1.15	16.6%

Weighted average number of shares
Ordinary shares	292,882,696	291,645,531		292,834,639	291,548,143
Preference shares	3,788,021	3,720,652		3,783,922	3,718,463

Percentages of revenue
Cost of revenue	65.3%	65.2%		65.6%	65.7%
Gross profit	34.7%	34.8%		34.4%	34.3%
Selling, general and administrative	17.8%	18.0%		17.8%	17.7%
Research and development	0.8%	0.6%		0.8%	0.6%
Operating income (EBIT)	16.1%	16.3%		15.8%	16.0%

Interest expense, net	3.1%	3.8%		3.2%	3.9%
Earnings before income taxes and minority interest	13.0%	12.5%		12.6%	12.0%
Income tax expense	4.8%	4.7%		4.7%	4.6%
Minority interest	0.3%	0.3%		0.2%	0.3%
Net income	7.9%	7.4%		7.7%	7.2%

EBITDA	19.9%	19.8%		19.6%	19.6%

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Fresenius Medical Care Segment and Other Information	Three Months Ended June 30,			Six Months Ended June 30,

in US-$ million (unaudited)	2008	2007	% Change	2008	2007	% Change

Net revenue
North America	1,715	1,660	3.3%	3,382	3,297	2.6%
International	950	744	27.8%	1,795	1,428	25.7%
Total net revenue	2,665	2,404	10.9%	5,177	4,725	9.6%

Operating income (EBIT)
North America	290	285	1.8%	563	543	3.5%
International	166	130	28.2%	310	251	23.7%
Corporate	(27)	(24)	15.6%	(55)	(38)	43.5%
Total operating income (EBIT)	429	391	9.7%	818	756	8.2%

Operating income in percentage of revenue
North America	16.9%	17.2%		16.6%	16.5%
International	17.5%	17.5%		17.3%	17.6%
Total	16.1%	16.3%		15.8%	16.0%

Employees
Full-time equivalents (June 30 compared to Dec. 31)				63,197	61,406

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Fresenius Medical Care Reconciliation of non US-GAAP financial measures to the most directly comparable US-GAAP financial measures	Three Months Ended June 30,		Six Months Ended June 30,

in US-$ million (unaudited)	2008	2007	2008	2007

Segment information North America
Net revenue	1,715	1,660
Costs of revenue and research and development	1,149	1,109
Selling, general and administrative	276	266
Costs of revenue and operating expenses	1,425	1,375
Operating income (EBIT)	290	285

Percent of revenue	16.9%	17.2%

Dialysis Products revenue incl. and excl. internal sales
North America
Dialysis Products revenue incl. internal sales	315	291
less internal sales	(133)	(130)
Dialysis Products external sales	182	161
International
Dialysis Products revenue incl. internal sales	638	508
less internal sales	(79)	(60)
Dialysis Products external sales	559	448

Reconciliation of cash flow from operating activities to EBITDA1)
Total EBITDA			1,017	926
Interest expense, net			(165)	(186)
Income tax expense			(243)	(216)
Change in working capital and other non cash items			(208)	(16)
Net cash provided by operating activities			401	508

Annualized EBITDA2)
Operating income (EBIT) last twelve months			1,642	1,490
Depreciation and amortization last twelve months			392	338
Non cash charges			42	39
Annualized EBITDA			2,076	1,867

1) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

2) EBITDA 2007: Excluding restructuring costs, in-process R&D and the gain from the sale of dialysis clinics.

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Fresenius Medical Care Balance Sheet	June 30 (unaudited)	December 31, (audited)

in US-$ million	2008	2007

Assets
Current assets	4,196	3,859
Intangible assets	8,096	7,936
Other non-current assets	2,620	2,375
Total assets	14,912	14,170

Shareholders’ equity and liabilities
Current liabilities	3,144	3,026
Long-term liabilities	5,941	5,569
Shareholders’ equity	5,827	5,575
Total Shareholders’ equity and liabilities	14,912	14,170

Equity/assets ratio:	39%	39%

Debt
Short-term borrowings	734	217
Short-term borrowings from related parties	181	2
Current portion of long-term debt and capital lease obligations	151	85
Current portion of Trust Preferred Securities	—	670

Long-term debt and capital lease obligations, less current portion	4,183	4,004
Trust Preferred Securities, less current portion	696	664
Total debt	5,945	5,642

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Fresenius Medical Care Cash Flow Statement

Six Months Ended June 30, in US-$ million (unaudited)	2008	2007

Operating activities
Net income	397	339
Depreciation / amortization	199	170
Change in working capital and other non cash items	(195)	(1)
Cash Flow from operating activities	401	508

Investing activities
Purchases of property, plant and equipment	(343)	(249)
Proceeds from sale of property, plant and equipment	11	12
Capital expenditures, net	(332)	(237)
Free Cash Flow	69	271

Acquisitions and investments, net of cash acquired and net purchases of intangible assets	(133)	(117)
Proceeds from divestitures	41	27
Acquisitions, net of divestitures	(92)	(90)
Free Cash Flow after investing activities	(23)	181

Financing activities
Change in accounts receivable securitization program	514	140
Change in intercompany debt	173	24
Change in other debt	212	(112)
Redemption of Trust Preferred Securities	(678)	0
Proceeds from exercise of stock options	10	8
Change in minority interest	(16)	(11)
Dividends paid	(252)	(188)
Cash Flow from financing activities	(37)	(139)

Effects of exchange rates on cash	5	6
Net (decrease) increase in cash	(55)	48

Cash at beginning of period	245	159
Cash at end of period	190	207

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Fresenius Medical Care Quarterly Performance Scorecard - Revenue

Three months ended June 30, in US-$ thousands, except per-treatment revenue	2008	cc	2007	cc

North America
Net revenue	1,714,570		1,660,445
Growth year-over-year	3.3%		6.4%

Dialysis Care	1,532,752		1,499,407
Growth year-over-year	2.2%		5.0%
U.S. per treatment	327		327
Per treatment	323		323
Sequential growth	0.4%		-0.4%
Growth year-over-year	-0.1%		3.0%

Dialysis Products
incl. internal sales	314,501		291,363
Growth year-over-year	7.9%		17.7%
External sales	181,818		161,038
Growth year-over-year	12.9%		21.3%

International
Net revenue	950,566		743,767
Growth year-over-year	27.8%	14.2%	23.0%	15.3%

Dialysis Care	391,507		296,137
Growth year-over-year	32.2%	18.6%	32.3%	24.0%
Per treatment	183	164	149	139
Sequential growth	8.7%		3.5%
Growth year-over-year	22.9%	10.3%	12.8%	5.7%

Dialysis Products
incl. internal sales	638,222		507,737
Growth year-over-year	25.7%	11.8%	17.6%	10.1%
External sales	559,059		447,629
Growth year-over-year	24.9%	11.3%	17.5%	10.3%

cc = at constant exchange rates

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Fresenius Medical Care
Quarterly Performance Scorecard - Dialysis Care Volume

Three months ended June 30,	2008	2007

North America
Number of treatments	4,744,174	4,596,264
Treatments per day	60,823	58,921
Per day sequential growth	0.8%	1.3%
Per day year-over-year growth	3.2%	3.0%
Same market growth year-over-year	2.8%	2.8%

International
Number of treatments	2,141,538	1,991,421
Same market growth year-over-year	7.9%	7.3%

Fresenius Medical Care
Quarterly Performance Scorecard - Expenses

Three months ended June 30,	2008	2007

North America
Costs of revenue and operating expenses
Percent of revenue	83.1%	82.8%
Selling, general and administrative
Percent of revenue	16.1%	16.0%
Bad debt expenses
Percent of revenue	3.0%	3.0%
Dialysis Care operating expenses/Treatment (in US-$)	269	267
Sequential growth	-0.6%	-1.6%
Growth year-over-year	0.7%	1.5%

Total Group
Costs of revenue and operating expenses
Percent of revenue	83.9%	83.7%
Selling, general and administrative
Percent of revenue	17.8%	18.0%
Effective tax rate	37.2%	38.0%

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Fresenius Medical Care
Quarterly Performance Scorecard - Cash Flow/Investing Activities

Three months ended June 30,	2008	2007
in US-$ thousands, except number of de novos

Total Group
Operating Cash Flow	209,383	224,977
Percent of revenue	7.9%	9.4%

Free Cash Flow before acquisitions	29,927	95,363
Percent of revenue	1.1%	4.0%

Acquisitions, net of divestitures	58,335

Capital expenditures, net	179,456	129,614
Percent of revenue	6.7%	5.4%

Maintenance	85,799	61,636
Percent of revenue	3.2%	2.6%

Growth	93,657	67,978
Percent of revenue	3.5%	2.8%

Number of de novos	26	16
North America	12	11
International	14	5

Fresenius Medical Care
Quarterly Performance Scorecard - Balance Sheet

Three months ended June 30,	2008	2007

Total Group
Debt (in US-$ million)	5,945	5,662
Debt/EBITDA	2.9	3.0

North America
Days sales outstanding	61	59

International
Days sales outstanding	107	107

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Fresenius Medical Care
Quarterly Performance Scorecard

Three months ended June 30,	2008	2007

Clinical Performance
North America (U.S.)
Single Pool Kt/v > 1.2	95%	94%
Hemoglobin >= 11g/dl	73%	81%
Albumin >= 3.5 g/dl 1)	80%	79%
Phosphate 3.5-5.5mg/dl	55%	52%
Hospitalization Days per patient 2) (12 months ending June 30)	10.5	11.2

Demographics
North America (U.S.)
Average age (yr)	62	62
Average time on dialysis (yr)	3.5	3.4
Average body weight (kg)	79	79
Prevalence of diabetes	53%	52%

1)	International standard BCR CRM470

2)	Hospitalization data without former RCG facilities

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